Exhibit 99.2

Limited Review Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To Board of Directors of

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited for the quarter ended September 30, 2016 and the year to-date results for the period April 01, 2016 to September 30, 2016 attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited standalone financial results prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder or by the Institute of Chartered Accountants of India and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 5th July, 2016 including the manner in which it is to be disclosed, or that it contains any material misstatement.

The accompanying standalone financial results and other financial information for the three and six months ended September 30, 2015, the three months ended June 30, 2016, and for the year ended March 31, 2016, have been reviewed by other auditors, who issued an unmodified review report on those statements.

For S.R. BATLIBOI & ASSOCIATES LLP

ICAI Firm Registration Number: 101049W/E300004

Chartered Accountants

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Vishakhapatnam

Date: October 25, 2016

DR. REDDY’S LABORATORIES LIMITED

PART I : STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND HALF

YEAR ENDED 30 SEPTEMBER 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2016	30.06.2016	30.09.2015	30.09.2016	30.09.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (inclusive of excise duty)	26,059	21,507	28,823	47,566	54,112	100,060
	b) License fees and service income	49	41	120	90	166	2,288
	c) Other operating income	167	89	230	256	360	571
	Total income from operations (inclusive of excise duty)	26,275	21,637	29,173	47,912	54,638	102,919
2	Expenses
	a) Cost of materials consumed	4,904	4,936	5,292	9,840	10,510	20,727
	b) Purchase of traded goods	1,816	1,594	1,480	3,410	3,023	6,104
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(83)	(1,251)	(185)	(1,334)	(566)	(288)
	d) Employee benefits expense	4,802	4,684	4,241	9,486	8,307	16,934
	e) Selling expenses	2,636	2,521	2,519	5,157	5,142	9,275
	f) Depreciation and amortisation	1,893	1,725	1,591	3,618	3,014	6,495
	g) Other expenditure	6,731	6,795	6,422	13,415	12,177	29,514
	Total expenses	22,699	21,004	21,360	43,592	41,607	88,761
3	Profit before other income and finance costs (1 - 2)	3,576	633	7,813	4,320	13,031	14,158
4	Other income	639	3,918	627	4,446	1,732	3,249
5	Profit before finance costs (3 + 4)	4,215	4,551	8,440	8,766	14,763	17,407
6	Finance costs	123	126	146	249	359	641
7	Profit before tax (5 - 6)	4,092	4,425	8,294	8,517	14,404	16,766
8	Tax expense	960	334	1,468	1,294	2,644	3,023
9	Net profit for the period / year (7 - 8)	3,132	4,091	6,826	7,223	11,760	13,743
10	Other Comprehensive income	(24)	(124)	(8)	(148)	(22)	(289)
11	Total Comprehensive income (9 + 10)	3,108	3,967	6,818	7,075	11,738	13,454
12	‘Paid-up equity share capital (face value Rs. 5/- each)	829	828	853	829	853	853
13	Other Equity						119,931
14	Earnings per equity share (par value Rs. 5/- each)
	- Basic	18.91	24.13	40.02	43.10	68.98	80.59
	- Diluted	18.86	24.07	39.90	43.00	68.75	80.34
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2016	30.06.2016	30.09.2015	30.09.2016	30.09.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results and capital employed:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	5,979	5,248	6,150	11,227	11,972	23,096
	b) Global Generics	21,928	17,920	24,478	39,848	45,307	85,131
	c) Proprietary Products	—	—	1	—	1	1
	Total (inclusive of excise duty)	27,907	23,168	30,629	51,075	57,280	108,228
	Less: Inter segment revenue	1,632	1,531	1,456	3,163	2,642	5,309
	Add: Other unallocable income	—	—	—	—	—	—
	Total income from operations	26,275	21,637	29,173	47,912	54,638	102,919
2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(250)	(743)	152	(993)	428	(1,324)
	b) Global Generics	5,178	3,865	9,464	9,043	17,035	23,081
	c) Proprietary Products	(871)	(750)	(718)	(1,621)	(1,441)	(2,975)
	Total	4,057	2,372	8,898	6,429	16,022	18,782
	Less: (i) Interest	123	126	146	249	359	641
	(ii) Other un-allocable expenditure / (income), net	(158)	(2,179)	458	(2,337)	1,259	1,375
	Total profit before tax	4,092	4,425	8,294	8,517	14,404	16,766

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Statement of assets and liabilities

All amounts in Indian Rupees millions

	As at	As at
PARTICULARS	30.09.2016	31.03.2016
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	37,073	35,938
Capital work-in-progress	6,877	6,150
Goodwill	323	323
Other intangible assets	7,707	8,131
Financial assets
Investments	17,959	17,781
Loans	1,917	2,201
Other financial assets	412	456
Deferred tax assets, net	891	635
Current tax assets, net	1,445	1,491
Other non-current assets	762	639

Total Non-Current assets	75,366	73,745

Current assets
Inventories	19,111	16,996
Financial assets
Investments	16,804	32,979
Trade receivables	43,320	38,895
Cash and cash equivalents	410	2,021
Loans	249	184
Others	11,486	11,032

Total Current assets	91,380	102,107

TOTAL – ASSETS	166,746	175,852

EQUITY AND LIABILITIES
Equity
Equity share capital	829	853
Other equity	108,128	119,931

Total Equity	108,957	120,784

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	9,997	9,944
Provisions	749	665
Other Non-current liabilities	—	571

Total Non-current liabilities	10,746	11,180

Current liabilities
Financial liabilities
Borrowings	22,551	20,896
Trade payables	7,563	7,192
Other financial liabilities	14,100	13,601
Other current liabilities	726	494
Provisions	2,103	1,705

Total Current liabilities	47,043	43,888

TOTAL EQUITY AND LIABILITIES	166,746	175,852

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results as previously reported under Previous GAAP and Ind AS for the quarter and half year ended 30 September 2015

Particulars	Quarter ended 30.09.2015	Half year ended 30.09.2015
Net profit under previous GAAP	6,475	11,234
Impact on account of measuring investments at fair value through profit and loss	332	528
Recognition of intangible assets not eligible for recognition under Previous GAAP	—	5
Reversal of goodwill amortised under Previous GAAP	5	4
Difference in measurement of employee share based payments	(14)	8
Impact on current and deferred taxes	30	(7)
Others	(2)	(12)
Net profit under Ind AS	6,826	11,760

3.	Reconciliation of equity as on 31 March 2016 as previously reported under Previous GAAP to Ind AS

Particulars	As on 31 Mar 2016
Equity reported under Indian GAAP as on 31 March 2016		115,201
Adjustments:
Derecognition of provision for proposed dividend	4,101
Impact on account of measuring investments at fair value	1,218
Recognition of intangible assets not eligible for recognition under Previous GAAP	102
Impact on current and deferred taxes	(646)
Impact on account of expected credit loss on trade receivables	(40)
Others	(5)
		4,730
Equity reported under Ind AS as on 31 March 2016		119,931

4.	Other expenditure for the year ended 31 March 2016 includes provision for doubtful debts of Rs.3,559 million pertaining to outstanding receivable from Venezuelan subsidiary.

5.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016.

6.

On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, an amount of Rs. 344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under “selling expenses”.

7.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 25 October 2016.

8.

The results for the quarter and half year ended 30 September 2015, quarter ended 30 June 2016, and the year ended 31 March 2016 have been reviewed by other auditors. An unmodified report has been issued by them thereon.

9.

The results for the quarter and half year ended 30 September 2016 periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Visakhapatnam	G V Prasad
Date: 25 Oct 2016	Co-Chairman & Chief Executive Officer